Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated interim financial statements and related notes included elsewhere in this Form 6-K and our consolidated annual financial statements for the fiscal year ended December 31, 2023 included in our final prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the Securities and Exchange Commission, or the SEC, on June 7, 2024, or the Final Prospectus.

Unless otherwise indicated or the context otherwise requires, all references in this report to the terms “Gauzy,” “the Company,” “our,” “us,” and “we” refer to Gauzy Ltd. and its consolidated subsidiaries. References to “ordinary shares,” “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of Gauzy.

References to “U.S. dollars,” “USD” and “$” are to the currency of the United States of America. References to “ordinary shares” are to our ordinary shares, no par value. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Some of our financial measures are not prepared in accordance with generally accepted accounting principles, or non-GAAP, under SEC rules and regulations. For example, in this report, we present revenue backlog, EBITDA, Adjusted EBITDA and Free Cash Flow, all of which are non-GAAP financial measures as defined in Item 10(e) of SEC Regulation S-K. Revenue backlog, EBITDA, Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures, are presented for supplemental informational purposes only, and are not intended to be substitutes for any U.S. GAAP financial measures, including revenue or net income (loss), and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Therefore, these non-GAAP financial measures should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with U.S.GAAP. Where appropriate, reconciliations of our non-GAAP financial measure to the most comparable U.S.GAAP figures are included. For further discussion, see the section entitled “Key Business Metrics and Non-GAAP Financial Measures” below.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to scale up upon our operations, including market acceptance of our vision and light control products;

●	the amount and timing of future sales;

●	our ability to meet technical and quality specifications;

●	our ability to accurately estimate the future supply and demand for our light and vision control products and changes to various factors in our supply chain;

●	the market for adoption vision and light control technologies;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our financial performance;

●	the growth of regulatory requirements and incentives;

●	risks related to product liability claims or product recalls;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	our plans to continue to invest in research and develop technology for new products;

●	our plans to potentially acquire complementary businesses;

●	the impact of any resurgence of COVID-19 or any of its variants or any other pandemic on our business and on the business of our customers;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel;

●	the increased expenses associated with us being a public company; and

●	other risks and uncertainties, including those listed in the section titled “Risk Factors” in the Final Prospectus.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a fully-integrated light and vision control company, transforming the way we experience our everyday environments. Our cutting-edge nanotechnology and electronics capabilities in light control, and our mechatronics and image analysis technologies in vision control, are revolutionizing mobility and architectural end-markets. We have established distinct leadership positions across these large and high-growth markets, where our technologies are replacing traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality. Our key products include suspended particle device, or SPD, and liquid crystal, or LC, films for smart glass applications, as well as camera monitoring systems, or CMS, and other advanced driver assistance systems, or ADAS, solutions. We have established serial production capabilities, either directly or through sub-contracts, with leading aerospace, automotive and architecture companies including Boeing, Honda, Mercedes, Ford, BMW, Ferrari and Avery Dennison. We benefit from both secular and regulatory tailwinds that are driving the rapid adoption of light and vision control technologies. In addition to our core markets, we believe that our products may have a multitude of tangible applications in other areas such as railway, maritime, specialty vehicle, private security and consumer appliances.

We aim to deliver a full suite of proprietary technologies that offer superior performance attributes by leveraging our differentiated technical capabilities and market insights, a competitive advantage we maintain through our core research and development and innovation organization. We have a comprehensive product offering with multiple complementary light and vision control technologies, enabling us to provide a full range of solutions for light and vision control across diverse markets, applications and geographies. Our vertically integrated in-house production capabilities enable us to offer our products at various stages in the supply chain based on the specific business needs of our customers. For example, we have the capability to simultaneously sell films to glass fabricators, prefabricated stacks to Tier 1 glass manufacturers and, in certain instances, full window systems to original equipment manufacturers, or OEMs.

In light control, our product offerings include smart glass and films that switch from transparent to opaque, controllable dimmable shading, and transparent displays for digital signage and communication. Our light control products allow the user to regulate privacy, solar heat gain, and UV protection. In vision control, we are a leading Tier 1 supplier of ADAS solutions for trucks, buses and coaches, designed to create a safer and more comfortable driving experience. Our unique ADAS offerings remove the need for side- and rear-view mirrors, instead providing the driver with a real-time video display and alerts to reduce blind spots and potential driving hazards.

We enjoy close, collaborative relationships with many OEMs, Tier 1 suppliers, film processors and glass fabricators who rely on our technologies. During the product development process, we customize our solutions to ensure they meet our customers’ requirements and are ultimately certified for production. In aerospace, we are a leading Tier 1 supplier for the commercial airline, business jet and helicopter segments, providing fully-manufactured smart glass and advanced shading solutions directly to our customers. We hold a leading market position in cockpit shading systems for commercial airliners and business jets. We are in serial production for cabin shades, either directly or through sub-contracts, with seven business jet OEMs, including Embraer, HondaJet, Bombardier, Gulfstream, Daher and Beechcraft. Furthermore, we have successfully leveraged the technology and mechatronics expertise we have developed as a Tier 1 aerospace supplier to provide additional differentiated products and services to the automotive and architecture markets.

In the automotive and architectural markets, we are a leading Tier 2 supplier of light control technologies. Our unique business model enables automotive and architectural glass fabricators globally to manufacture smart glass that is integrated with our films and electronics. In the automotive segment, OEMs incorporate our technology in glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades. In the architectural market, we serve all major segments including commercial, retail, residential, healthcare and hospitality for both interior and exterior applications. In the commercial vehicle segment, we are a Tier 1 supplier and one of the market leaders in vision control technologies, including CMS and ADAS systems for the truck, bus and coach market.

We are strategically located in close proximity to our customers. This geographic competitive advantage deepens local customer relationships, enhances commercial innovation, optimizes customer support, shortens supply chains and enables us to deliver our technologies quickly and efficiently around the world. As a result, the typical customer contract length is 15 to over 30 years for customers in our aeronautics segment, approximately eight years for customers in our automotive segment and five to ten years for customers in our safety tech segment. We operate production facilities in Israel, France, Germany and the United States, with sales, marketing and fulfilment centers in 15 locations throughout the globe. We sell our products in over 30 countries through both direct fulfilment and a network of expertly trained and certified distribution channels.

We serve a broad range of end-markets and geographies, enabling us to benefit from a diversified base of revenues. In 2023, we generated approximately 22.5% of our revenue in the United States, 21.7% in Europe (excluding France), 45.8% in France, 1.4% in Israel, and 4.6% in Asia, with the remaining 4.0% generated in other countries across the world. In the same period, we generated approximately 43.3% of our revenue in the aerospace market, 38.1% in safety tech and commercial vehicle market, 16.2% in the architectural market and 2.4% in the automotive market. In 2024, through September 30, 2024, we generated approximately 27.4% of our revenue in the United States, 28.5% in Europe (excluding France), 26.4% in France, 1.6% in Israel, and 11.4% in Asia, with the remaining 4.6% generated in other countries across the world. In the same period, we generated approximately 38.7% of our revenue in the aerospace market, 45.1% in safety tech and commercial vehicle market, 12.6% in the architectural market and 3.7% in the automotive market. We also enjoy a diverse customer base, with no single customer representing more than 9.3% and 8.5% of our revenue for the year ended December 31, 2023 and nine months ended September 30, 2024, respectively.

Business Combination

On February 7, 2021, we entered into a share purchase agreement, or the Vision Lite SPA, with the shareholders, or the Sellers, of Vision Lite SAS, a French société par actions simplifiée, or Vision Lite, as amended on July 27, 2021, January 16, 2022 and March 28, 2022, for the acquisition of Vision Lite, or the Business Combination. The Business Combination closed on January 26, 2022 and we became the sole shareholder of Vision Lite. The consideration for the Business Combination consisted of $23.7 million (€21.0 million) in cash, the repayment of Vision Lite’s loans in an amount of approximately $12.9 million (€11.4 million) and contingent consideration of up to $5.6 million (€5.0 million), contingent on the future revenues of Vision Lite. The Vision Lite SPA also contained certain earn out provisions, or the Earn Out Agreement, which required us to pay certain amounts to the Sellers upon the occurrence of certain events, such as meeting annual revenue targets. We paid a total of $4.64 million in earn out payments to the Sellers pursuant to the Earn Out Agreement, which was paid in full by July 2024.

Key Factors Affecting Our Performance

Driving customer adoption. The adoption of light and vision control technologies is still in its early stages with significant runway for further penetration, and as a market leader, we believe that are well positioned to capitalize on the accelerating demand and market adoption by leveraging our best-in-class technologies and recent capacity expansions.

Acquiring new customers. We are a key partner to our large and diversified customer base consisting of glass fabricators, film processors, automobile and aircraft OEMs, airlines and municipalities, among others. As part of our unique business model, we enable the glass industry to manufacture its own smart glass by providing fabricators with materials and technologies to manufacture locally. We manage a large network of glass fabricators worldwide, allowing us to support and grow with our end customers on a global basis and we intend to expand our network to capture further demand and market share over time. We plan to continue to sign new partnerships and win contracts with OEMs and suppliers as they expand their own product lines across the mobility and architecture markets and look for innovative technologies to differentiate their products. While we plan to build on our leadership in CMS technologies for the truck, bus and coach market, we are also focused on expanding our ADAS offering for commercial vehicles and believe we have a substantial opportunity with those customers given our ability to adapt our technologies to cater to the additional complexity that such vehicles require. Moreover, we plan to build on our dominant position amongst aircraft OEMs and completion centers to grow our network of airline customers, given the increasing flexibility of airlines to exert more influence on cabin design decision-making.

Expanding our product portfolio and markets. We embrace an entrepreneurial, R&D-centric mindset supported by our well-invested manufacturing platform and dedicated team with significant expertise in material science, mechatronics, image analysis and advanced manufacturing. We will continue to leverage these resources and capitalize on market and customer insights to expand our use cases through new innovative products and value-added features to drive growth. In particular, we emphasize engineering for tomorrow and believe that anticipating customer needs and preferences is an integral part of customer adoption. As a result, our business and engineering personnel become closely acquainted, and develop deep relationships, with our customers. These close customer relationships enable us to identify and forecast the needs of our customers and draw upon our intellectual property portfolio and expertise in technology research and development to create new products and successfully position our portfolio within the ever-changing business environment.

Leveraging our manufacturing and operational capabilities. In recent years, we have made strategic investments to expand our manufacturing capabilities. We operate as a one-stop shop and are deeply involved across our products’ value chain, spanning across product development and nanoparticle synthesis through lamination and processing, enabling us to more effectively realize opportunities to reduce production costs and react faster to fluctuations in market demand. We believe there is an opportunity for significant margin expansion as we continue to scale our business and benefit from increased capacity utilization and fixed operating leverage. We also expect to benefit from improved purchasing power for our raw materials and components and continued manufacturing efficiencies and productivity initiatives driven by our research and development efforts both on the material science and engineering sides. As an example, we have successfully reduced LC film thickness from 25 microns to 20 microns enabling an approximately 20% reduction in material cost for select products and have also successfully doubled our LC line running speed. We have identified and have begun to implement additional projects that we expect will provide incremental net manufacturing productivity and improved margins in the coming years.

Acquisitions. We believe we are well-positioned as an acquirer of choice due to our global presence, industry-recognized leadership in innovation, diverse manufacturing network and highly entrepreneurial, multi-cultural team with significant engineering and material science expertise. As a public company, we expect to have the added flexibility of financing future acquisitions through our public currency in addition to other funding sources. We have a proven track record with our successful acquisition and integration of Vision Lite in January 2022 and intend to target opportunities that strengthen our market position, expand our product portfolio, enhance our technologies and extend our manufacturing capabilities, including through vertical integration. In February 2023, we completed an acquisition of Resonac Corporation’s (formerly Hitachi Chemical Company, Ltd.), or Resonac, full SPD intellectual property portfolio and business, which included obtaining and learning the know-how with respect to Resonac’s technical and business information related to such acquired patents, another testament to our acquisition sourcing and execution capabilities.

Geopolitical Environment. In October 2023, Israel was attacked by a terrorist organization and entered a state of war, which as of the date of this report is ongoing. Our headquarters, research and development and other significant operations are located in Israel and 22% of our employees, including a 50% of our management members and a number of our key employees, operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our directors and officers are residents of Israel. While operations there currently remain unaffected, the impact of this war on our operations may increase, which could be material, as a result of the continuation, escalation or expansion of this war. Only 25% of our production lines are located in Israel. Those productions lines are located in Tel Aviv, which is one of our five global production facilities, and is where we primarily produce SPD intermediates and PDLC. To help mitigate the effects of the war on our Israeli operations, we have taken several measures, such as shelter-in-place. None of our production lines or capabilities have been impacted since the war broke out on October 7, 2023.

Economic conditions and resulting business trends. Our results of operations are impacted by the relative strength of the overall economy and its effect on business investment, unemployment, consumer spending behavior, and business and consumer demand. Our customers’ underlying business activities are also linked to the macroeconomic and geopolitical environment. Global supply chain disruptions, inflation, high energy prices and supply-demand imbalances are expected to continue in 2024. In addition, terrorism or other geopolitical events may increase the likelihood of supply chain interruptions and may impair our ability to compete in current or future markets, or otherwise subject us to potential material liability. While we do not believe that our business segments, products, lines of service, projects or operations have been materially impacted by the global supply chain disruptions, we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future. We cannot quantify such impact to our business at this moment, as we are an early growth stage company and have not yet commenced the mass production and sale of products. To mitigate supply chain risks we may face in the future, we aim to focus on Tier 1 suppliers located in close proximity to our production facilities and will seek to negotiate contracts with our suppliers that lock in price and delivery commitments. Since we are strategically located in close proximity to our customers, we have a geographic competitive advantage that deepens local customer relationships, enhances commercial innovation, optimizes customer support, shortens supply chains and enables us to deliver our technologies quickly and efficiently around the world.

Impact of supply chain disruptions on business operations. In connection with the ongoing global supply chain disruption, we continue to work with our suppliers on (i) mitigating the effects of recent procurement shortages, (ii) negating the impacts on supply chain disruption on costs and (iii) effectively scheduling for key product developments. Mitigation steps undertaken by us include design modifications that utilize parts and materials that are more readily available and the expansion of our supply chain to form a wider procurement network to source products in short supply. To date, these mitigation steps have been successful at reducing the impact of supply chain disruptions while also maintaining our commitment to product quality and performance reliability. To date, no new material risks have emerged as a result of these mitigation steps. We anticipate these supply chain challenges will continue to exist over the near term and plan to continually employ mitigation strategies to reduce the impact on future product deliveries.

Components of Operating Results

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Form 6-K.

Revenues

We primarily derive revenue mainly from the sale of cockpit and cabin shading in our aeronautics segment, the sale of ADAS technology and driver safety doors in our safety tech segment, and the sale of SPD and LC films for smart glass applications in our architecture and automotive segments.

We expect revenue to increase over time as we expand our customer base. We expect that our revenue will fluctuate from period to period due to new product offerings, varying branding and sales activities, entrance into new end-markets and market segments and evolving policies and regulations in the United States and Europe.

Cost of revenues

Cost of revenues mainly consists of raw materials used in the production line for our products, shipping and handling costs, salary of headcount related to production, employee-related expenses and overhead expenses of internal assembly line and service costs. Cost of revenues also consists of royalties to the Israel Innovation Authority, or the IIA.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including employee-related expenses, such as salaries and share-based compensation, lab expenses, consumable equipment and consulting fees, and intellectual property expenses, such as patent application and maintenance expenses. We received royalty-bearing grants, which represents participation of the IIA in approved programs for research and development. These grants are recognized as a reduction of research and development expenses as the related costs are incurred.

Research credit tax granted by the French Government is recognized when the tax credit becomes receivable, provided there is reasonable assurance that Vision Lite will comply with the conditions attributed to this credit and there is reasonable assurance the credit will be received. The tax credit is deducted from research and development expenses as the applicable costs are incurred.

We expect to continue to invest in research and development to enhance our solutions and offerings to our customers, including hiring additional employees and continuing research and development projects. As a result, we expect that our research and development expenses will continue to increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs, office space rental costs, external professional service costs, including legal, accounting, audit, finance, business development, investor relations, and human resource services, and other consulting fees.

We expect that our general and administrative expenses will continue to increase in absolute dollars in future periods, primarily due to increased headcount to support anticipated growth in the business and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, insurance and professional services.

Sales and marketing expenses

Sales and marketing expenses include employee-related expenses, such as salaries and share-based compensation, expenses relating to outsourced and contracted services, such as subcontractor, advertising and exhibition expenses, public relations and websites costs.

We expect our sales and marketing expenses to increase in absolute dollars as we expand our commercial sales, marketing and business development teams, increase our presence globally; and increase marketing activities to drive awareness and adoption of our products. While these expenses may vary from period to period as a percentage of revenue, we expect these expenses to increase as a percentage of sales in the short term as we continue to grow our commercial organization to drive anticipated growth in the business.

Financial expenses

The finance expenses consisted primarily of change in fair value of investments, warrants and financial liabilities measured at fair value, interest expenses on loans and exchange rate differences expenses.

Income Taxes

Income taxes primarily consist of income taxes from our subsidiaries in Germany, the United States and China.

Basis of Presentation

We currently conduct our business and report our financial results through four operating segments: aeronautics, architecture, automotive and safety tech.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our unaudited interim consolidated financial statements. The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and related notes included elsewhere in this document. We have derived this data from our unaudited interim consolidated financial statements included elsewhere in this Form 6-K.

Three Months Ended September 30, 2024, Compared to Three Months Ended September 30, 2023

	Three Months Ended September 30, (unaudited)
(in thousands of USD, except share and per share data)	2024	2023
Revenues	$23,258	$18,663
Cost of revenues (exclusive of depreciation and amortization)	17,064	12,904
Depreciation and amortization	626	766
Total cost of revenues	17,690	13,670
Gross profit	5,568	4,993
Gross profit margin	24%	27%
Operating expenses:
Research and development expenses (exclusive of depreciation and amortization reflected below)	$4,618	$4,379
General and administrative expenses (exclusive of depreciation and amortization reflected below)	4,827	4,087
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	3,825	3,938
Depreciation and amortization	1,038	924
Other expenses	15	547
Operating loss	8,755	8,882
Financial expenses (income), net	(3,184)	12,410
Other income	(22)	(3)
Loss before income tax	5,549	21,289
Income tax	(52)	(20)
Net Loss	$5,497	$21,269

Revenues

Revenues increased by approximately $4.6 million, or 24.6%, to $23.3 million for the three months ended September 30, 2024, compared to $18.7 million for the three months ended September 30, 2023. The increase resulted mainly from an increase in the volume of sales from existing and new customer accounts.

Revenues by Operating Segment

Aeronautics

Revenues in our aeronautics segment decreased by approximately $0.6 million, or (7.6)%, to $7.8 million for the three months ended September 30, 2024, compared to $8.4 million for the three months ended September 30, 2023. The decrease resulted mainly from the timing of deliveries relative to full-year purchase orders.

Architecture

Revenues in our architecture segment increased by approximately $0.6 million, or 21.0%, to $3.8 million for the three months ended September 30, 2024, compared to $3.2 million for the three months ended September 30, 2023. The increase resulted mainly from the timing of deliveries relative to full-year purchase orders.

Automotive

Revenues in our automotive segment increased by approximately $0.1 million, or 12.5%, to $0.5 million for the three months ended September 30, 2024, compared to $0.4 million for the three months ended September 30, 2023. The increase resulted mainly from the timing of deliveries relative to full-year purchase orders.

Safety-Tech

Revenues in our safety-tech segment increased by approximately $4.6 million, or 68.1%, to $11.2 million for the three months ended September 30, 2024, compared to $6.6 million for the three months ended September 30, 2023. The increase resulted mainly from strong demand across the segment’s product lines.

Cost of revenues

Cost of revenues increased by approximately $4.2 million, or 32.2%, to $17.1 million for the three months ended September 30, 2024, compared to $12.9 million for the three months ended September 30, 2023. The increase resulted mainly from an increase of $3.4 million in materials costs related to the higher sales activity and an increase in payroll and related expenses, including share-based compensation in the amount of $0.6 million.

Gross Profit and Gross Profit Margin

Gross profit increased by approximately $0.6 million, or 11.5%, to $5.6 million for the three months ended September 30, 2024, compared to $5.0 million for the three months ended September 30, 2023. The increase resulted mainly from an increase in revenues.

Gross profit margin represents our gross profit as a percentage of our revenue. Gross profit margin decreased by approximately 3.0% to 24.0% for the three months ended September 30, 2024, compared to 27.0% for the three months ended September 30, 2023.

For the three months ended September 30, 2024, our gross profit margin was 33.9%, 31.3%, (15.9)% and 19.0% in our aeronautics, architecture, automotive and safety tech segments, respectively. For the three months ended September 30, 2023, our gross profit margin was 36.9%, 27.6%, (27.7)% and 23.0% in our aeronautics, architecture, automotive and safety tech segments, respectively.

Research and development expenses

Research and development expenses increased by approximately $0.2 million, or 5.5%, to $4.6 million for the three months ended September 30, 2024, compared to $4.4 million for the three months ended September 30, 2023. The increase resulted mainly from an increase in payroll and related expenses in the amount of $0.5 million, offset by a decrease in materials expenses in the amount of $0.3 million.

General and administrative expenses

General and administrative expenses increased by approximately $0.7 million or 18.1%, to $4.8 million for three months ended September 30, 2024, compared to $4.1 million for the three months ended September 30, 2023. The increase resulted mainly from an increase in director related expenses in the amount of $0.5 million, an increase in payroll and related expenses in the amount of $0.4 million and an increase in professional services and transaction expenses in the amount of $0.3 million, offset by a decrease of $0.7 million in subcontractors expenses.

Sales and marketing expenses

Sales and marketing expenses decreased by approximately $0.1 million, or (2.9)%, to $3.8 million for the three months ended September 30, 2024, compared to $3.9 million for the three months ended September 30, 2023. The decrease resulted mainly from a decrease in subcontractors expenses in the amount of $0.9 million and a decrease in rent and maintenance costs in the amount of $0.3 million, offset by an increase of $0.6 million in selling and marketing costs.

Depreciation and amortization

Depreciation and amortization expenses increased by approximately $0.1 million, or 12.3%, to $1.0 million for the three months ended September 30, 2024, compared to $0.9 million for the three months ended September 30, 2023, reflecting depreciation and amortization of newly acquired assets, including intellectual property.

Other expenses

Other expenses decreased by approximately $0.5 million, or (100.0)%, to $0 million for the three months ended September 30, 2024, compared to $0.5 million for the three months ended September 30, 2023, reflecting changes in the fair value of contingent consideration resulting from the Vision Lite acquisition.

Financial expenses, net

Financial expenses, net decreased by approximately $15.6 million, or (125.7)%, to $(3.2) million for the three months ended September 30, 2024, compared to $12.4 million for the three months ended September 30, 2023. This decrease was mainly due to a decrease of $6.5 million in the fair value of warrants and financial liabilities measured at fair value, a decrease of $3.5 million in foreign exchange loss, net, a decrease of $2.6 million in interest expense on loans and a decrease of $2.2 million in income from investments.

Net loss

Net loss decreased by approximately $15.8 million, or (74.2)%, to $5.5 million for the three months ended September 30, 2024, compared to $21.3 million for the three months ended September 30, 2023. The decrease was mainly due to an decrease in operational expenses and financial expenses.

Nine Months Ended September 30, 2024, Compared to Nine Months Ended September 30, 2023

	Nine Months Ended September 30, (unaudited)
(in thousands of USD, except share and per share data)	2024	2023
Revenues	$72,396	$56,030
Cost of revenues (exclusive of depreciation and amortization)	52,394	40,579
Depreciation and amortization	1,627	1,774
Total cost of revenues	54,021	42,353
Gross profit	18,375	13,677
Gross profit margin	25%	24%
Operating expenses:
Research and development expenses (exclusive of depreciation and amortization reflected below)	$13,130	$11,660
General and administrative expenses (exclusive of depreciation and amortization reflected below)	16,227	10,423
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	12,268	10,680
Depreciation and amortization	3,080	2,680
Other expenses	(23)	1,500
Operating loss	26,307	23,266
Financial expenses, net	15,644	35,296
Other income	(152)	(7)
Loss before income tax	41,799	58,555
Income tax	32	35
Net Loss	$41,831	$58,590

Revenues

Revenues increased by approximately $16.4 million, or 29.2%, to $72.4 million for the nine months ended September 30, 2024, compared to $56.0 million for the nine months ended September 30, 2023. The increase resulted mainly from an increase in the volume of sales from existing and new customer accounts.

Revenues by Operating Segment

Aeronautics

Revenues in our aeronautics segment increased by approximately $4.7 million, or 20.3%, to $28.0 million for the nine months ended September 30, 2024, compared to $23.3 million for the nine months ended September 30, 2023. The increase resulted mainly from strong demand broadly across the segment’s product lines.

Architecture

Revenues in our architecture segment decreased by approximately $0.4 million, or (4.5)%, to $9.1 million for the nine months ended September 30, 2024, compared to $9.5 million for the nine months ended September 30, 2023. The decrease resulted mainly from the timing of deliveries relative to full-year purchase orders.

Automotive

Revenues in our automotive segment increased by approximately $1.6 million, or 151.1%, to $2.7 million for the nine months ended September 30, 2024, compared to $1.1 million for the nine months ended September 30, 2023. The increase resulted mainly from the start of serial production at the end of the third quarter of 2023 and its continued ramp to higher expected utilization levels.

Safety-Tech

Revenues in our safety-tech segment increased by approximately $10.4 million, or 47.1%, to $32.6 million for the nine months ended September 30, 2024, compared to $22.2 million for the nine months ended September 30, 2023. The increase resulted mainly from strong demand across the segment’s product lines.

Cost of revenues

Cost of revenues increased by approximately $11.8 million, or 29.1%, to $52.4 million for the nine months ended September 30, 2024, compared to $40.6 million for the nine months ended September 30, 2023. The increase resulted mainly from an increase of $9.7 million in materials costs consist with the higher sales activity, an increase of $1.7 million in payroll and related expenses, including share-based compensation, primarily due to an increase in salaries and an increase in the number of operational and production employees, and an increase of $0.2 million in rent and maintenance expenses.

Gross Profit and Gross Profit Margin

Gross profit increased by approximately $4.7 million, or 34.3%, to $18.4 million for the nine months ended September 30, 2024, compared to $13.7 million for the nine months ended September 30, 2023. The increase resulted mainly from the increase in revenue from the corresponding period, including increased revenues on a per transaction basis.

Gross profit margin represents our gross profit as a percentage of our revenue. Gross profit margin increased by approximately 1.0% to 25.0% for the nine months ended September 30, 2024, compared to 24.0% for the nine months ended September 30, 2023.

For the nine months ended September 30, 2024, our gross profit margin was 40.0%, 31.6%, (22.6)% and 18.0% in our aeronautics, architecture, automotive and safety tech segments, respectively. For the nine months ended September 30, 2023, our gross profit margin was 33.8%, 31.0%, (21.5)% and 18.7% in our aeronautics, architecture, automotive and safety tech segments, respectively.

Research and development expenses

Research and development expenses increased by approximately $1.4 million, or 12.6%, to $13.1 million for the nine months ended September 30, 2024, compared to $11.7 million for the nine months ended September 30, 2023. The increase resulted mainly from an increase in payroll and related expenses, including share-based compensation, in the amount of $1.8 million, which was primarily due to an increase in salaries and an increase in the number of research and development employees, and an increase in rent and maintenance in the amount of $0.6 million, offset by a decrease in materials, in the amount of $0.1 million.

General and administrative expenses

General and administrative expenses increased by approximately $5.8 million or 55.7%, to $16.2 million for the nine months ended September 30, 2024, compared to $10.4 million for the nine months ended September 30, 2023. The increase resulted mainly from an increase in payroll and related expenses, including share-based compensation, in the amount of $4.2 million, an increase in professional services costs in the amount of $0.4 million and IPO related costs in the amount of $0.3 million.

Sales and marketing expenses

Sales and marketing expenses increased by approximately $1.6 million, or 14.9%, to $12.3 million for the nine months ended September 30, 2024, compared to $10.7 million for the nine months ended September 30, 2023. The increase resulted mainly from an increase in payroll and related expenses, including share-based compensation, in the amount of $2.0 million, offset by a decrease in subcontractors expenses in the amount of $1.0 million.

Depreciation and amortization

Depreciation and amortization expenses increased by approximately $0.4 million, or 14.9%, to $3.1 million for the nine months ended September 30, 2024, compared to $2.7 million for the nine months ended September 30, 2023, reflecting depreciation and amortization of newly acquired assets, including intellectual property.

Other expenses

Other expenses decreased by approximately $1.5 million, or (100.0)%, to $(0.0) million for the nine months ended September 30, 2024, compared to $1.5 million for the nine months ended September 30, 2023, reflecting changes in the fair value of contingent consideration resulting from the Vision Lite acquisition.

Financial expenses, net

Financial expenses, net decreased by approximately $19.7 million, or (55.7)%, to $15.6 million for the nine months ended September 30, 2024, compared to $35.3 million for the nine months ended September 30, 2023. This decrease was mainly due to a decrease of $12.1 million in the fair value of warrants and financial liabilities measured at fair value, a decrease of $4.3 million in income from investments, a decrease of $2.1 million in foreign exchange loss, net, and a decrease of $0.3 million in interest expense on loans, convertible loans and long-term debt.

Net loss

Net loss decreased by approximately $16.8 million, or (28.6)%, to $41.8 million for the nine months ended September 30, 2024, compared to $58.6 million for the nine months ended September 30, 2023. The decrease was mainly due to an increase in revenues, a decrease in financial expenses offset by an increase in our costs of revenues, research and development expenses and sales and marketing expenses.

Key Business Metrics and Non-GAAP Financial Measures

We monitor the key business metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our key business metrics are revenue backlog, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Adjusted Net Loss. Increases or decreases in our key performance metrics may not correspond with increases or decreases in our revenue.

Revenue Backlog

	September 30,
(in thousands of USD)	2024	2023
Revenue backlog	$38,281	28,940

Revenue backlog is a key business metric that we define as booked orders based on purchase orders or hard commitments (having a duration of less than one year) that have not been shipped yet or have been shipped but not yet recognized as revenue. We consider revenue backlog to be a useful metric for management and investors, because it is not affected by accounting standards, and, while its evaluated independently of our deferred revenue pursuant to our revenue recognition policy, it can be an important indicator of our expected recognized revenue for the periods following the measurement date. Our revenue backlog as of September 30, 2024 was approximately $38.3 million, compared to revenue backlog of approximately $28.9 million as of September 30, 2023. The increase was primarily attributable to an increase in sales in the first three quarters of 2024 in our aeronautics and safety tech business segments compared to the first three quarters of 2023.

EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of USD)	2024	2023	2024	2023
Net Loss	$5,497	21,269	$41,831	58,590
EBITDA	$(7,069)	(7,189)	$(21,448)	(18,805)
Adjusted EBITDA	$(5,794)	(4,996)	$(14,446)	(14,657)
Adjusted EBITDA Margin	(25)%	(27)%	(20)%	(26)%

EBITDA is a non-GAAP financial metric that we define as our net loss, the most directly comparable financial measure based on U.S. GAAP, excluding net financial expense, tax expense and depreciation and amortization.

Our net loss decreased by approximately $15.8 million to $5.5 million for the three months ended September 30, 2024, compared to $21.3 million for the three months ended September 30, 2023. Our EBITDA increased from $(7.2) million for the three months ended September 30, 2023 to $(7.1) million for the three months ended September 30, 2024. The change in EBIDTA was primarily driven by lower gross profit in the three months ended September 30, 2024, partially offset by decrease in operating expenses, including our share-based compensation, research and development expenses, general and administrative expenses and sales and marketing expenses.

Our net loss decreased by approximately $16.8 million to $41.8 million for the nine months ended September 30, 2024, compared to $58.6 million for the nine months ended September 30, 2023. Our EBITDA decreased from $(18.8) million for the nine months ended September 30, 2023 to $(21.4) million for the nine months ended September 30, 2024. This decrease was primarily driven by increases in operating expenses, including our share-based compensation, research and development expenses, general and administrative expenses and sales and marketing expenses, partially offset by the higher gross profit in the nine months ended September 30, 2024.

Adjusted EBITDA, Adjusted EBITDA Margin and Net Loss Margin

Adjusted EBITDA is a non-GAAP financial metric that we define as EBITDA (as defined above) excluding acquisition-related costs, one-time expenses and equity-based compensation expenses.

Our Adjusted EBITDA decreased from $(5.0) million for the three months ended September 30, 2023 to $(5.8) million for the three months ended September 30, 2024. This decrease was primarily driven by lower gross profit in the three months ended September 30, 2024 and an increases in operating expenses, research and development expenses, general and administrative expenses and sales and marketing expenses.

Our Adjusted EBITDA increased from $(14.7) million for the nine months ended September 30, 2023 to $(14.4) million for the nine months ended September 30, 2024. This increase was primarily driven by higher gross profit in the nine months ended September 30, 2024, partially offset by increases in operating expenses, research and development expenses, general and administrative expenses and sales and marketing expenses.

We define Adjusted EBITDA Margin as Adjusted EBITDA (as defined above) for the period divided by revenue for the same period. We consider Net Loss divided by revenue as the most directly comparable U.S. GAAP measure to Adjusted EBITDA Margin. We defined Net Loss Margin as our Net Loss divided by revenue.

Our Net Loss Margin decreased from 114% for the three months ended September 30, 2023 to 24% for the three months ended September 30, 2024. Our Adjusted EBITDA Margin increased from (27)% for the three months ended September 30, 2023 to (25)% for the three months ended September 30, 2024. The increase was primarily driven by increase in revenues.

Our Net Loss Margin decreased from 105% for the nine months ended September 30, 2023 to 58% for the nine months ended September 30, 2024. Our Adjusted EBITDA Margin increased from (26)% for the nine months ended September 30, 2023 to (20)% for the nine months ended September 30, 2024. The increase was primarily driven by an increase in revenues.

Free Cash Flow

	Nine Months Ended September 30,
(in thousands of USD)	2024	2023
Net cash in operating activities	$(30,379)	(15,220)
Free Cash Flow	$(37,436)	(24,026)

Free Cash Flow is a non-GAAP financial metric that we define as net cash used in operating activities, the most directly comparable financial measure based on U.S. GAAP, less capital expenditures.

Our Free Cash Flow decreased from $(24.0) million for the nine months ended September 30, 2023 to $(37.4) million for the nine months ended September 30, 2024. This decrease was primarily driven by an increase of cash used in operating activities.

The following table reconciles Net Loss to EBITDA and Adjusted EBITDA, Net Loss Margin to Adjusted EBITDA Margin and Free Cash Flow to net cash used in operating activities, the most directly comparable GAAP measures:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of USD)	2024	2023	2024	2023
Net Loss	$(5,497)	(21,269)	$(41,831)	(58,590)
Income tax expense (income)	$(52)	(20)	$32	35
Financial (income) expenses, net	$(3,184)	12,410	$15,644	35,296
Depreciation and amortization	$1,664	1,690	$4,707	4,454
EBITDA	$(7,069)	(7,189)	$(21,448)	(18,805)
Acquisition related costs and debt raising costs	$190	395	$2,372	460
Non-cash fair value adjustments(1)	$15	547	$(23)	1,500
One-time expense (income)	39	-	(91)	116
Equity-based compensation expense	$1,022	1,149	$4,346	1,973
Doubtful debt expenses(2)	$9	102	$398	99
Adjusted EBITDA	$(5,794)	(4,996)	$(14,446)	(14,657)
Net Loss Margin	(24)%	(114)%	(58)%	(105)%
Adjusted EBITDA Margin	(25)%	(27)%	(20)%	(26)%
Net cash used in operating activities	(14,716)	(4,489)	(30,379)	(15,220)
Capital expenditures(3)	(2,715)	(3,509)	(7,057)	(8,806)
Free Cash Flow	(17,431)	(7,998)	(37,436)	(24,026)

(1)	One-time expenses (income).

(2)	Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

(3)	Capital expenditures mainly include expenditures related to leasehold improvements, production line and laboratory equipment, prototypes and intellectual property. See “Liquidity and Capital Resources — Capital Expenditures” below for more information.

The following table shows our capital expenditures for each of the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of USD)	2024	2023	2024	2023
Capital Expenditures	$2,715	3,509	$7,057	8,806

We believe that these non-GAAP financial measures are useful in evaluating our business as a way of assisting an investor in evaluating future cash flows of the business.

Adjusted Net Loss

Adjusted Net Loss is a non-GAAP financial metric that we define as Net Loss, adjusting for certain financial expenses, the amortization of intangible assets, certain acquisition and debt raising related costs, non-cash fair value adjustments and expenses related to equity-based compensation and doubtful debts.

The following table reconciles Net Loss to Adjusted Net Loss, the most directly comparable GAAP measure:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of USD)	2024	2023	2024	2023
Net Loss	$(5,497)	(21,269)	$(41,831)	(58,590)
Other financial (income) expenses, net(1)	$(4,424)	8,322	6,745	26,272
Amortization of intangible assets(2)	$847	926	$2,500	2,574
Acquisition related costs and debt raising costs	$190	395	$2,372	460
Non-cash fair value adjustments(3)	$15	547	$(23)	1,500
One-time expense (income)	$39	-	$(91)	116
Equity-based compensation expense	$1,022	1,149	$4,346	1,973
Doubtful debt expenses(4)	$9	102	$398	99
Adjusted Net Loss	$(7,799)	(9,828)	$(25,584)	(25,596)

(1)	Expenses related mainly to the valuation of financial instruments, convertible loans, NPAs and investments.
(2)	Intangible assets resulted from the acquisition of Vision Lite.
(3)	One-time expenses (income).
(4)	Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

Our Adjusted Net Loss decreased from $(9.8) million for the three months ended September 30, 2023 to $(7.8) million for the three months ended September 30, 2024. This decrease was primarily driven by the adjustment of other financial expenses, net and non-cash fair value adjustments.

Our Adjusted Net Loss of approximately $(25.6) million showed no change for the nine months ended September 30, 2023 and September 30, 2024.

Liquidity and Capital Resources

Overview

Our capital requirements will depend on many factors, including sales volume, the timing and extent of spending to expand our production capabilities, support research and development efforts, investments in information technology systems, the expansion of sales and marketing activities, increased costs as we continue to hire additional personnel, and market adoption of new and enhanced products and features. For the three months ended September 30, 2024 and 2023, we had a net loss of $5.5 million and $21.3 million, respectively. For the nine months ended September 30, 2024 and 2023, we had a net loss of $41.8 million and $58.6 million, respectively. As of September 30, 2024, our cash and cash equivalents totalled $9.4 million.

To date, our principal sources of liquidity have been proceeds from our initial public offering in June 2024, private offerings of our convertible securities, proceeds from the issuance of SAFEs and proceeds from loans and credit facilities.

Based on our current business plan, we believe our current cash and cash equivalents, anticipated cash flow from operations and credit facilities, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this report. Even after completion of our initial public offering in June 2024, we may need to raise additional capital before we can expect to become profitable from sales of our light and vision control products and may raise additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

If we are required to raise additional funds by issuing equity securities, dilution of shareholders may result. Any debt or equity securities issued may also have rights, preferences, and privileges senior to those of holders of our ordinary shares. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing.

We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business. See “Note 12: Leases” to our audited consolidated financial statement for the year ended December 31, 2023. We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, cash requirements or capital resources.

Capital Expenditures

For the three months ended September 30, 2024 and 2023, we made capital expenditures of $2.7 million and $3.5 million, respectively. For the nine months ended September 30, 2024 and 2023, we made capital expenditures of $7.1 million and $8.8 million, respectively. These capital expenditures mainly include expenditures related to leasehold improvements, demonstrations and intellectual property.

Government Grants

Our research and development efforts were financed, in part, through royalty-bearing and non-royalty-bearing grants from the IIA. As of September 30, 2024, we received IIA royalty-bearing grants totalling approximately $1.3 million of which approximately $0.4 million of such amount has been repaid.

We are committed to pay royalties to the IIA at a rate of approximately 1.0% to 3.5% on sales proceeds from our products (and know-how and related services) that were developed, in whole or in part, using the IIA royalty-bearing grants we received under IIA programs up to the total amount of royalty-bearing grants received, linked to the U.S. dollar and bearing annual interest at rates prescribed by the IIA’s rules and guidelines.

We may in the future apply to receive additional grants from the IIA. However, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, and the regulations, guidelines, rules, procedures, and benefit tracks thereunder, or, collectively, the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. A company that receives a royalty-bearing grant from the IIA is typically required to pay royalties to the IIA on income generated from products incorporating IIA-funded know-how (including income derived from services associated with such products and from IIA-funded know-how), up to 100% of the U.S. dollar-linked royalty-bearing grant amount plus interest.

The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of royalties is required.

In general, the Innovation Law requires that the products developed as part of the programs under which the grants were given be manufactured in Israel, unless prior approval is attained from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the manufacturing (in which case only notification is required, however, the IIA has a right to deny such transfer within 30 days following the receipt of such notice)). In general, the transfer of manufacturing capacity outside of Israel may be subject to an increase in the amount of royalties payable (depending on the manufacturing volume to be performed outside Israel) and to an increase in the rate of royalties.

The Innovation Law also restricts the ability to transfer IIA-funded know outside of Israel. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, among other things, any sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of IIA-funded know-how. This limitation does not restrict the export of products that incorporate IIA-funded know-how. A transfer of IIA-funded know-how outside of Israel requires prior approval and may be subject to payment of a redemption fee to the IIA, calculated in accordance with a formula provided under the Innovation Law. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest.

Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (however, there may be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the applicable restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing outside of Israel) as a condition to the IIA’s approval.

The restrictions under the Innovation Law, including restrictions on the transfer of IIA-funded know-how and manufacturing outside of Israel, continue to apply even after the payment of the full amount of royalties in respect of grants. However, upon payment of the redemption fee on a transfer of IIA-funded know-how outside Israel, the obligations towards the IIA (including the obligation to pay royalties) and restrictions under the Innovation Law cease to apply.

We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how and/or manufacture products developed with IIA-funded know-how outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of IIA-funded know-how pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. If we fail to satisfy the conditions of the Innovation Law, we may be required to refund the amounts of the grants previously received, together with interest and penalties, and may become subject to criminal charges.

Indebtedness

Israeli Bank Loans

During 2020, we entered into a loan agreement with an Israeli bank in the amount of $0.5 million, or the 2020 Loan. The annual interest rate was Libor + 10.5% and the loan was to be repaid in 30 monthly payments beginning in March 2021. As part of the terms of the loan, we issued to the bank warrants to purchase 4,180 series C preferred shares at an exercise price of $14.35 per share and exercisable for eight years commencing from the date of the loan.

On October 19, 2021, we entered into an additional loan facility agreement with an Israeli bank, pursuant to which we borrowed an aggregate loan amount of $3 million, which bore interest at a rate of 4.2% per annum, or the 2021 Loan. As part of the terms of the 2021 Loan, we issued to the bank warrants to purchase up to 5,791 shares of the most senior class of our shares existing as of a date determined pursuant to the terms thereof (i.e., our series D preferred shares), at an exercise price of $31.08 per share and exercisable for eight years commencing from the date of the loan.

In January 2022, the bank loans were repaid in full following the signing of the Facility Agreement described below. Following the signing of the Facility Agreement, inter alia, the commitments under the Company’s loans with the Israeli bank in an amount of $3.7 million were repaid except for: (i) the three outstanding warrants issued to the bank, one of which was exercised on a cashless basis in April 2024 pursuant to which we issued 16,350 preferred A-3 shares, which converted into 16,350 ordinary shares in connection with our initial public offering in June 2024; (ii) a loan agreement dated May 13, 2020, pursuant to which the Company borrowed an aggregate loan amount of NIS 2.1 million; (iii) a pledge dated January 23, 2018 registered on February 2, 2018 and a pledge dated May 13, 2020 registered on June 8, 2020, and (iv) a fee to be paid to the bank in case of an exit event. As of September 30, 2024, warrants to purchase 9,971 ordinary shares that were issued to the Israeli bank were outstanding.

Convertible Loan Agreements

During the first quarter of 2020, we entered into convertible loan agreements, or the 2020 Convertible Loan Agreements, with three lenders, or the CLA Lenders, pursuant to which the CLA Lenders agreed to loan us a sum of $2.55 million, or the Loan Amount. The 2020 Convertible Loan Agreements were issued with accompanying warrants to purchase series C shares and bear 10% annual interest and matured on July 31, 2021. If the Loan Amount is repaid or converted prior to the maturity date, the interest will be calculated as of the maturity date and not the actual repayment or conversion date. During January 2021, one of the CLA Lenders converted its 2020 Convertible Loan Agreement into 15,008 series C preferred shares, for an amount of $230,000 including accrued interest. As a result of the 2020 Convertible Loan Agreement having converted into series C preferred shares in January 2021, such CLA Lender’s warrants expired according to their terms.

During March 2020, we entered into an additional convertible loan agreement, or the Subsequent 2020 Convertible Loan Agreement, with a lender (pursuant to which the lender agreed to loan us a sum of $3 million). The Subsequent 2020 Convertible Loan Agreement was issued with warrants to purchase preferred C shares and bore 8% annual interest with a maturity date of March 25, 2022. In September 2020, as a result of a Qualified Financing, the lender converted the Subsequent Loan Amount into 217,025 series C preferred shares, out of which 205,539 series C preferred shares were issued in September 2020 and 11,487 Series C preferred shares, were issued in April 2021. As a result of the Subsequent 2020 Convertible Loan Agreement having converted into series C preferred shares in September 2020, its warrants expired according to their terms.

In October 2021, we entered into an amendment to the 2020 Convertible Loan Agreements whereby the two remaining CLA Lenders under such 2020 Convertible Loan Agreements agreed to amend the 2020 Convertible Loan Agreements such that: (i) the maturity date was extended to July 31, 2022, (ii) the interest on the loan should be accrued and be compounded on a quarterly basis commencing August 1, 2021, (iii) repayment of the loan shall only occur upon 60 days’ prior written notice by the Company to the CLA Lenders, (iv) to the extent we are unable to repay the loan by the amended maturity date, the CLA Lenders shall agree to a further extension, and (v) the amendment shall take effect from July 15, 2021.

In January 2022, the two remaining CLA Lenders agreed with the lenders under the Facility Agreement that the rights of the CLA Lenders are subordinated in favor of the lenders under the Facility Agreement, including not having any rights to receive or to demand any amounts payable to them under the 2020 Convertible Loan Agreements (other than conversion into shares) until the obligations under the Facility Agreement have been discharged in full.

In July 2022, the 2020 Convertible Loan Agreement and the accompanying warrants were further amended in order to extend the term of the underlying loan, or the July 2022 CLA Amendment. Under the July 2022 CLA Amendment, the final date for repayment was amended and extended for an additional twelve (12) months to July 31, 2023. In addition, as of August 1, 2022, the interest was amended to reflect a net interest rate of twelve percent (12%) per annum, compounded on a quarterly basis, which shall be due and payable upon either repayment or conversion of the loan in accordance with the terms of the 2020 Convertible Loan Agreement, by way of the conversion of the interest into our series C preferred shares at a price per share equal to $10.72, or repayment of the interest, as shall be determined by the CLA Lenders. The July 2022 CLA Amendment further provides a mandatory conversion of the Loan Amount into our series C preferred shares immediately prior, and subject to, the closing of an IPO or SPAC Transaction (as defined in our amended and restated articles of association immediately in effect prior to our initial public offering). Under the July 2022 CLA Amendment, the exercise period under the accompanying warrants was amended to a period commencing on the date of the July 2022 CLA Amendment and ending on the earlier of (i) the second anniversary of the repayment of the Loan Amount or the conversion thereof in accordance with the terms of the 2020 Convertible Loan Agreement (whichever occurs first); and (ii) immediately prior to, and subject to the closing of, an IPO or a SPAC Transaction (as defined in our amended and restated articles of association immediately in effect prior to our initial public offering). In connection with the July 2022 CLA Amendment, each CLA Lender received additional warrants to purchase our series D preferred shares in an amount equal to eighteen percent (18%) of the total outstanding amount under the 2020 Convertible Loan Agreement as of July 31, 2022, equal to an aggregate of 17,102 series D preferred shares, exercisable at a price per share equal to $31.08. These additional warrants expired unexercised upon the closing of our initial public offering in June 2024.

Upon the consummation of our initial public offering, the remaining balance of the 2020 Convertible Loan Agreements (including the accrued interest) converted into 322,476 ordinary shares based upon the initial public offering price of $17.00 and we issued an additional 8,087 ordinary shares following the cashless exercise of warrants to purchase series C preferred shares.

In March 2023, we entered into an additional convertible loan agreement, or the 2023 Convertible Loan Agreement, with several lenders pursuant to which the lenders loaned us a sum of $38.9 million. The 2023 Convertible Loan Agreement was issued with warrants to purchase shares of the most senior class of our shares existing immediately prior to the exercise of such warrant and bear 12% annual interest, which shall be due and payable upon repayment or upon the conversion of the lender’s loan amount into a number of shares, or the 2023 CLA Shares, upon the occurrence of the following events: (i) an IPO (as defined in the 2023 Convertible Loan Agreement), (ii) a Deemed Liquidation (as defined in the 2023 Convertible Loan Agreement), (iii) a Qualified Financing (as defined in the 2023 Convertible Loan Agreement), (iv) an optional conversion, including in the event of a repayment of the loan amount, at the lender’s election or (v) at the lender’s election if not earlier converted prior to the third anniversary of the disbursement date of the loan proceeds with respect to such lender. The 2023 CLA Shares shall be a newly created series of our preferred equity having such rights and privileges as our then most recently authorized series of preferred equity with the additional rights as set forth in the 2023 Convertible Loan Agreement. As of September 30, 2024, warrants to purchase 1,964,989 ordinary shares that were issued in connection with the 2023 Convertible Loan Agreement were outstanding.

In July 2023, we entered into a further amendment to the outstanding 2020 Convertible Loan Agreements and the accompanying warrants, which we refer to as the CLA Amendment, such that: (i) as of August 1, 2023, the interest was amended to reflect a net interest rate of 12% per annum, compounded on a yearly basis, with the total interest not being less than 24%, and (ii) the loan under the 2020 Convertible Loan Agreements is subject to a mandatory conversion into our most senior class of security, upon and subject to, the closing of an IPO or SPAC Transaction (as defined in our amended and restated articles of association immediately in effect prior to our initial public offering). Upon the consummation of our initial public offering in June 2024, we issued 3,769,855 ordinary shares upon the conversion of the principal and interest of the 2023 Convertible Loan Agreement, based upon the initial public offering price of $17.00 per share.

In March 2024, we entered into an amendment to the 2023 Convertible Loan Agreement pursuant to which the maximum loan amount was raised to $40,000,000 and the Board was given authority under certain circumstances to determine that certain lenders qualify as Significant Lenders and/or Overallotment Lenders (as such terms are defined in the 2023 Convertible Loan Agreement and the warrants issued thereunder).

Upon consummation of our initial public offering, the remaining balance of the 2023 Convertible Loan Agreement (including the accrued interest) converted into 3,769,854 ordinary shares based upon the initial public offering price of $17.00.

OIC 2024 Note Purchase Agreement

In January 2024, we entered into a note purchase agreement, or the 2024 Note Purchase Agreement, with Vision Lite, as the issuer, Gauzy Ltd., Gauzy USA, Inc. and Gauzy GmbH, as the guarantors and OIC Growth Fund I, L.P., OIC Growth Fund I PV, L.P., OIC Growth Fund I AUS, L.P. and OIC Growth Fund I GPFA, L.P., as purchasers, or the 2024 Note Purchasers, and OIC Investment Agent, LLC as administrative agent and collateral agent.

Under the 2024 Note Purchase Agreement, the 2024 Note Purchasers extended financing to Vision Lite in the principal amount of $23.5 million, which was utilized and drawn down in full by way of issuance and sale of senior secured notes, or the 2024 Notes, by Vision Lite to the 2024 Note Purchasers. In connection with the closing of the 2024 Note Purchase Agreement, we repaid the amounts owed under the Facility Agreement, other than with respect to certain amounts under the “phantom warrant.” See “Liquidity and Capital Resources — Indebtedness — Credit Facility” below for additional information. In addition, in January 2024, we amended the 2024 Note Purchase Agreement, or the 2024 NPA Amendment, pursuant to which the 2024 Note Purchasers made available to us an additional commitment in the principal amount of up to $2.5 million that may be utilized and drawn down by way of issuance and sale of additional senior secured notes by Vision Lite to the 2024 Note Purchasers. In April 2024, the $2.5 million additional commitment under the 2024 Note Purchase Agreement (as amended by the 2024 NPA Amendment) was utilized by way of issuance and sale of additional 2024 Notes.

In addition, under the 2024 Note Purchase Agreement, the 2024 Note Purchasers extended a commitment to purchase additional notes in an amount of up to $15.0 million (which commitment was reduced in full on a dollar-for-dollar basis by amounts invested by the 2024 Note Purchasers in our initial public offering in June 2024).

The 2024 Notes bear annual interest, payable quarterly, and are due on November 8, 2028, provided that 2024 Notes may be subject to partial prepayment following the date the annual financial statements of the Company are due to be delivered in accordance with the 2024 Note Purchase Agreement, in an amount equal to 25% of the excess cash flow calculated in accordance with the terms of the 2024 Note Purchase Agreement. Subject to certain conditions specified therein, the 2024 Notes may be voluntarily prepaid at any time.

Amounts owing under the 2024 Note Purchase Agreement, including the principal, interest and fees payable on any issued 2024 Notes, are secured by first-ranking liens on our and certain of our subsidiaries’ assets.

In connection with the 2024 Note Purchase Agreement and the 2024 NPA Amendment, we issued to the 2024 Note Purchasers warrants, or the 2024 Note Purchaser Warrants, to purchase up to 682,282 series D-5 preferred shares of the Company with an exercise price of $15.61 per share. Following the closing of our initial public offering in June 2024, the 2024 Note Purchaser Warrants are exercisable into ordinary shares of the Company. The 2024 Note Purchaser Warrants are exercisable until November 8, 2028. In addition, in connection with our initial public offering in June 2024, we issued an additional warrant to the 2024 Note Purchaser, or the Additional 2024 Note Purchaser Warrants, to purchase up to 137,040 ordinary shares of the Company. The Additional 2024 Note Purchaser Warrants are in the same form and on substantially the same terms as the 2024 Note Purchaser Warrants.

November 2023 Note Purchase Agreement

In November 2023, we entered into a note purchase agreement, or the Note Purchase Agreement, with Vision Lite, as the issuer, Gauzy Ltd., Gauzy USA Inc. and Gauzy GmbH, as the guarantors and Chutzpah Holdings Ltd., or the 2023 Note Purchaser, as purchaser, administrative agent and collateral agent. Under the Note Purchase Agreement, the 2023 Note Purchaser extended a credit facility to Vision Lite in an aggregate principal amount of $60.0 million, or the Commitment, that may be utilized and drawn down by way of issuance and sale of senior secured notes, or the 2023 Notes, by an issuer to the Note Purchaser. As of the date of this Form 6-K, Vision Lite is the sole issuer, although Vision Lite may designate additional issuers pursuant to the Note Purchase Agreement. As of the date of this report, $25.0 million of the Commitment has been utilized and drawn down and which has subsequently been repaid in full. Such amounts, once repaid, cannot be re-utilized.

The principal amount of 2023 Notes issued to the 2023 Note Purchaser under the Note Purchase Agreement bore interest of 16.0% per annum, or the Interest Rate. In addition, a commitment fee of 5.0% per annum was payable by the 2023 Notes issuer (or issuers in the event that we designate additional issuers pursuant to the Note Purchase Agreement) on the unutilized amount of the Commitment.

Upon repayment or prepayment of any 2023 Notes, the issuer of such 2023 Notes was required to pay the Note Purchaser an exit fee equal to (A) the product of (i) the principal amount of the 2023 Notes being repaid or prepaid, multiplied by (ii) 4.0%, plus (B) an amount equal to the Interest Rate accruing on the amount calculated under (A) during a period from and including the date on which such 2023 Notes were issued and settled to but excluding the date of repayment or prepayment thereof. In addition, the 2023 Note Purchaser is entitled, upon the final repayment or prepayment of the 2023 Notes (including following acceleration of the amounts outstanding under the 2023 Notes and repayment by way of conversion), to payment of a make-whole amount equal to the positive difference (if any) of (i) the product of (A) the aggregate principal amount of the 2023 Notes multiplied by (B) the Minimum Return less (ii) the sum of (A) the aggregate principal amount of the 2023 Notes plus (B) the aggregate amount of interest on such prepaid principal amount paid or to be paid in cash or in kind to the 2023 Note Purchaser on the aggregate principal amount of the 2023 Notes on or prior to the date of such repayment or prepayment, plus (C) the amount of commitment fees paid or to be paid in cash to the 2023 Note Purchaser on or prior to the date of such repayment or prepayment, plus (D) the amount of Exit Fee paid or to be paid in cash to the 2023 Note Purchaser on or prior to the date of such repayment or prepayment. For the purposes hereof, (i) Minimum Return means an amount (if any) necessary for the 2023 Note Purchasers to achieve a 1.50 to 1.00 return on the aggregate original principal amount of all 2023 Notes issued and (ii) Exit Fee means (A) the product of (i) the principal amount of the 2023 Notes being repaid or prepaid, multiplied by (ii) four percent, plus (B) an amount equal to the interest rate accruing on the amount calculated under (A) during a period from and including the closing date on which such 2023 Notes were issued to but excluding the date of repayment or prepayment thereof. On July 1, 2024, we repaid the 2023 Notes in full, in the amount of $38.6 million.

The amounts owing under the Note Purchase Agreement, including the principal, interest and fees payable on any issued 2023 Notes, are secured by liens on the assets of Vision Lite, including a pledge of 100% of the equity interests in Gauzy SAS, and liens on all of our assets (including intellectual property), including a pledge of 100% of the equity interests in Vision Lite, Gauzy USA Inc. and Gauzy GmbH, which liens are second ranking and subject to the first ranking liens granted to the 2024 Note Purchasers and the obligations under the Note Purchase Agreement shall be junior and subordinated to the obligations under the 2024 Note Purchase Agreement.

In connection with the Note Purchase Agreement, we entered into (i) a debenture pursuant to which we granted, as security for amounts owing by us under the Note Purchase Agreement and any guarantee, a second ranking floating charge, over all of our rights and property currently existing and/or to be existing in the future and a second ranking fixed charge, over, inter alia, our authorized share capital and our reputation, rights under a certain shareholder loan agreement between us and Vision Lite, our fixed assets, our intellectual property, and shares held by us in certain subsidiaries; (ii) pledge agreements, pursuant to which we granted the 2023 Note Purchaser a second ranking pledge and security interest over the shares we hold in Vision Lite and over receivables owed to us by Vision Lite; and (iii) a pledge agreement, pursuant to which we granted to the 2023 Note Purchaser a second ranking pledge and security interest over the shares we hold in Gauzy GmbH. The security that we and Vision Lite granted to the 2023 Note Purchaser under the debenture and the various pledge agreements was junior and subordinate to the security that we and Vision Lite granted to the lenders under the Facility Agreement.

In connection with the Note Purchase Agreement, we issued (i) warrants to purchase up to 686,400 series D-5 preferred shares, or the D-5 Warrants, and (ii) warrants to purchase up to 274,559 series D-6 preferred shares, or the D-6 Warrants. The D-5 Warrants and the D-6 Warrants are exercisable until November 8, 2028. The D-5 Warrants and the D-6 Warrants are exercisable into ordinary shares (and the number of ordinary shares of the Company into which the D-5 Warrants and D-6 Warrants are exercisable, respectively, is the number of ordinary shares into which such Preferred D-5 shares and Preferred D-6 shares, respectively, would have converted had they been converted prior to our initial public offering). The D-5 Warrants and the D-6 Warrants vest on a daily basis, such that each day from the date of their issuance the number of shares that may be purchased thereunder equals the product of (i) the maximum number of shares exercisable under the applicable warrant and (ii) a fraction, the numerator of which is the aggregate principal amount of the 2023 Notes issued to the 2023 Note Purchaser pursuant to the Note Purchase Agreement, and the denominator of which is $60,000,000. The D-5 Warrants are exercisable at a price per share equal to $15.61. The D-6 Warrants are exercisable at a price per share equal to the D-5 Exercise Price multiplied by 1.2, or $18.73.

Under the Note Purchase Agreement, we and our subsidiaries are subject to various negative and affirmative covenants, which include, among others, the following: (i) limitations on incurrence of additional financial indebtedness and granting of liens (subject to certain permitted incurrences of indebtedness); (ii) limitations on investments in, and formation or acquisition of, additional entities or joint ventures; (iii) limitations on the conduct of any material activities other than those related to the development, manufacture and marketing of vision and light control technologies or incidental thereto; (iv) we are required to maintain at all times a cash balance of at least $1.5 million; and (v) additional limitations on payments to shareholders of dividends or any indebtedness, and other limitations on change in control as specified in the Note Purchase Agreement. In addition, the Note Purchase Agreement contains events of default customary in such transactions, including non-payment, breach of covenants, breach of representations, bankruptcy, insolvency proceedings and creditors’ process, or occurrence of a material adverse event. In some events, default is subject to grace or cure periods prescribed by the Note Purchase Agreement.

Credit Facility

On January 19, 2022, we entered into a facility agreement with certain credit funds for a loan facility in the aggregate amount of up to $30 million, or the Facility and the Facility Agreement, respectively. Subsequent to entering into the Facility Agreement, on January 26, 2022, we drew down an amount of $20 million, or the First Loan, which was used to repay our bank loans with an Israeli bank, and towards the acquisition of Vision Lite.

The Facility Agreement was amended by a First Amendment on April 25, 2022, under which Vision Lite acceded to the Facility Agreement as an additional borrower, and assumed 25% of the first loan ($5 million) and 25% of the unutilized amount of the Facility ($2.5 million), against repayment of a corresponding amount owed by it to us under inter-company loans. The Facility was thereafter fully utilized on April 25, 2022 by the drawdown of loans by each of the Company and Vision Lite (aggregated into a loan in an amount of $22.5 million (75%) owed by us, and a loan in an amount of $7.5 million owed by Vision Lite (25%)), or the Facility Loans.

The credit funds also received a “phantom warrant” under the terms of the Facility Agreement which entitles them to a cash payment (allocated proportionately among the Company (75%) and Vision Lite (25%)) equal, in the aggregate, to the higher of (i) $3 million, or the Cash Payment; or (ii) the difference between the price per share (PPS) of a series D preferred share in an “Exit Event” (based on our valuation, as reflected in the terms of the Exit Event as defined below), and the preferred D shares PPS of $31.08, multiplied by 172,624 series D preferred shares (or such number of ordinary shares into which such shares shall have been converted, on or prior to such Exit Event, in accordance with their terms).

On July 3, 2023, we entered into a waiver and amendment agreement to the Facility Agreement, or the Waiver and Amendment Agreement, pursuant to which our repayment obligations were amended such that the repayment date for certain principal amounts occurring on June 30, 2023 in accordance with the Facility Agreement were to be postponed and repaid on September 30, 2023, or the Postponed Amounts, with the interest payments continuing to be repaid in accordance with the original payment schedule on the original repayment date pursuant to the Facility Agreement. The Postponed Amounts bear an additional interest at a rate of 2% per annum until repayment, which were due on September 30, 2023. Pursuant to the Waiver and Amendment Agreement, commencing July 1, 2023, the interest rate of the Facility Loans was increased at a rate of 1% per annum. Under the Waiver and Amendment Agreement, the credit funds were granted a right, upon full repayment of the Facility Loans, to demand payment of up to 50% of the “phantom warrant.” Under the Waiver and Amendment Agreement, were undertook to deliver to the credit funds, no later than July 31, 2023, commitments of investors to invest $10.0 million in the Company no later than September 30, 2023.

On October 5, 2023, we entered into another waiver and amendment agreement with respect to the Facility Agreement, under which it was agreed that our payment obligations under the Facility Agreement due on or prior to September 30, 2023 may be postponed until November 2, 2023, in consideration for payment of a waiver fee in a total amount of $1.5 million. We paid the waiver fee on November 11, 2023 along with the amount that was initially due on November 2, 2023.

On January 29, 2024, the parties to the Facility Agreement entered into a payoff and full satisfaction of secured obligations letter, or the Payoff Letter. Under the terms of the Payoff Letter, all amounts payable to the credit funds have been repaid to the credit funds, other than 50% of the “phantom warrant,” which remains payable pursuant to the provisions of the Facility Agreement. Upon the consummation of our initial public offering in June 2024, the parties to the Facility Agreement, were entitled to receive, at their election, either $1.5 million 88,253 ordinary shares, based upon an initial public offering price of $17.00 per share. In July 2024, the parties to the Facility Agreement elected to receive $1.5 million, which, when paid in full, will satisfy the remaining 50% of the “phantom warrant.” In August 2024 and November 2024, we paid $0.75 million and $0.56 million, respectively, of the “phantom warrant” and we expect to pay the remaining balance of $0.19 million in the fourth quarter of 2024.

Paycheck Protection Program Loan

In May 2020, we entered into a bank loan in the amount of $0.5 million under an Israeli government established state-guaranteed loan plan for the financial support of businesses following the outbreak of the COVID-19 pandemic. The loan has a maturity date of May 20, 2025 and bears annual interest of prime plus 1.5% that is payable by us beginning from the second year of the loan, which has commenced as of the date of this report.

Completion of our Initial Public Offering

On June 7, 2024, we closed our initial public offering of 4,411,765 ordinary shares at a public offering price of $17.00 per ordinary share, for aggregate gross proceeds of $75,000,000, prior to deducting underwriting discounts and other offering expenses.

Our ordinary shares began trading on the Nasdaq Global Market under the ticker symbol “GAUZ” on June 6, 2024.

Cash Flows

Nine Months Ended September 30, 2024 Compared to Nine Months Ended September 30, 2023

The following table summarizes our cash flows for the periods presented:

	Nine Months Ended September 30, (unaudited)
(in thousands of USD)	2024	2023
	(USD)
Cash at beginning of the period	4,705	4,696
Net cash used in operating activities	(30,379)	(15,220)
Net cash used in investing activities	(6,896)	(8,806)
Net cash provided by financing activities	41,932	20,202
Net increase (decrease) in cash and cash equivalents	4,657	(3,824)
Translation adjustments on cash and cash equivalents and restricted cash	89	756
Cash at the end of the period	9,451	1,628

Net cash used in operating activities

Net cash used in operating activities increased by approximately $15.2 million, or 99.6%, to approximately $30.4 million for the nine months ended September 30, 2024, compared to $15.2 million for the nine months ended September 30, 2023. This change was mainly from a decrease of $16.8 million in the loss for the period, an increase of $2.4 million in share-based compensation and an increase of $2.2 million in trade receivables, offset by a decrease of $18.2 million in non-cash financial expenses, a decrease of $4.3 million in changes in restricted trading marketable securities, net, a decrease of $3.7 million in trade payables, a decrease of $4.5 million in earn-out liability revaluation and payment, a decrease of $2.9 million in institutions, and a decrease of $2.1 million in employee related obligations.

Net cash used in investing activities

Net cash used in investing activities decreased by $1.9 million or (21.7)%, to approximately $6.9 million for the nine months ended September 30, 2024, compared to $8.8 million for the nine months ended September 30, 2023. This decrease was mainly due to an advance on purchase of IP related to the Patent Assignment and Know-How Disclosure Agreement with Resonac in the amount of $4.5 million reflected in the first three quarters of 2023, offset by an increase of $2.8 million in purchases of property, plant, and equipment.

Net cash used in financing activities

Net cash provided by financing activities increased by $21.7 million, or 107.6%, to approximately $41.9 million for the nine months ended September 30, 2024, compared to $20.2 million for the nine months ended September 30, 2023. This increase was mainly due to the receipt of proceeds from our initial public offering in June 2024, net of offering costs, in the amount of $66.4 million and an increase in proceeds from long-term debt measured under the fair value option in the amount of $29.1 million, offset by an increase in payments from of long-term debt measured under the fair value option in the amount of $59.7 million, a decrease in proceeds from issuance of convertible loans in the amount of $8.9 million, a decrease in settlement of phantom warrants in the amount of $2.3 million, a decrease in proceeds from the issuance of redeemable convertible preferred shares in the amount of $1.3 million and a decrease in changes in factoring loans in the amount of $1.2 million.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions.

While our significant accounting policies are described in more detail in the notes to our unaudited interim consolidated financial statements appearing elsewhere in this Form 6-K, we believe the following accounting policies used in the preparation of our unaudited interim consolidated financial statements require the most significant judgments and estimates. Please see Note 2 to our unaudited interim consolidated financial statements appearing elsewhere in this Form 6-K for additional information.

Share-Based Compensation

We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. We elected to recognize share-based compensation costs on a straight-line method for awards. Forfeitures are accounted for as they occur. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The application of the Black-Scholes model utilizes significant assumptions, including the underlying share price (see the section titled “Convertible Instruments” below) and volatility. Significant judgment is required in determining the expected volatility of our ordinary shares. Due to the limited history of trading of our ordinary shares, we determined expected volatility based on a peer group of publicly traded companies. Increases (decreases) in the assumptions result in a directionally similar impact to the fair value of the option award.

Convertible Instruments

Financial instruments convertible to preferred shares are recorded as liabilities measured at their fair value and remeasured on each reporting date with changes in estimated fair value in the consolidated statement of operations and comprehensive loss.

The critical accounting estimates for the valuation of these instruments were (a) fair value of the underlying preferred shares and (b) volatility-based on peer companies’ volatility. The fair value of our preferred shares was determined based on various objective and subjective factors. These factors included, but are not limited to: (i) contemporaneous third-party valuations of ordinary shares which indicated the rights, preferences, and privileges of preferred shares relative to ordinary shares including a waterfall allocation which depicted fair value of ordinary shares and preferred shares; (ii) recent preferred share financing rounds, and (iii) the likelihood of an IPO scenario or liquidation events.

Goodwill Impairment

We perform an impairment test annually and whenever events or changes in circumstances indicate that the carrying amount of a reporting unit may not be recoverable. When tested for impairment, we estimate the fair values of our reporting units using a discounted cash flow model which utilizes Level 3 unobservable inputs. Key estimates include revenue growth rates and operating margins, terminal growth rates and discount rates. The discount rate used is based on the WACC, adjusted for the relevant risk associated with the country- and business-specific characteristics of each reporting unit. See note 2e to our unaudited interim consolidated financial statements included elsewhere in this Form 6-K for further details on the goodwill impairment test in the three and nine months ended September 30, 2024.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of financial risks, which result from our financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on our financial performance and position. Our main financial instruments are our cash and other receivables, trade and other payables. The main purpose of these financial instruments is to raise financing for our operations. We actively measure, monitor and manage our financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from our financial instruments are mainly credit risk and currency risk. The risk management policies employed by us to manage these risks are discussed below.

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. We closely monitor the activities of our counterparties and control the access to our intellectual property which enables us to ensure the prompt collection. Our main financial assets are cash as well as trade receivables and other receivables and represent our maximum exposure to credit risk in connection with our financial assets. Wherever possible and commercially practical, we hold cash with major financial institutions in Israel.

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not our functional currency. We are exposed to foreign exchange risk arising from currency exposure primarily with respect to the New Israeli Shekels, the lawful currency of the State of Israel, or NIS, as the majority of our expenses are denominated in NIS. As most of our revenues are USD derived, the USD is our functional currency. Our current policy is not to enter into any currency hedging transactions.

Liquidity risks

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability, but it can also increase the risk of loss. We have procedures to minimize such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. As of September 30, 2024 and 2023, we had accumulated losses of approximately $213.7 million and $151.2 million, respectively.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

Risk Factors

There are no material changes to the risk factors previously disclosed in the Final Prospectus.